SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)

NUR Macroprinters Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M75165106

(CUSIP Number)

Fortissimo Capital Fund
14 Hamelacha Street
Park Afek, Rosh Ha'ayin ISRAEL 48091
Telephone: 972 (3) 915-7400
Attention: Marc Lesnick

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 31, 2005

(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M75165106	SCHEDULE 13D	Page 1 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-*
	8	SHARED VOTING POWER 60,000,000*
	9	SOLE DISPOSITIVE POWER -0-*
	10	SHARED DISPOSITIVE POWER 60,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,999,459*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.40%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 60,491,395 Ordinary Shares outstanding following the closing of the investment of the Fortissimo Entities and Kanir (as each is defined below), as reported in the Issuers Proxy Statement associated with the Special and General Shareholders meeting dated October 27, 2005. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israeli-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities") may, together with Kanir Joint Investments (2005) Limited Partnership ("Kanir") be deemed to be members of a "Group" as such term is defined under the Exchange Act and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by Kanir (the "Kanir Shares"). The Fortissimo Entities each disclaim beneficial ownership of the Kanir Shares.

CUSIP NO. M75165106	SCHEDULE 13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund (Israel) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-*
	8	SHARED VOTING POWER 60,000,000*
	9	SOLE DISPOSITIVE POWER -0-*
	10	SHARED DISPOSITIVE POWER 60,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,237,488*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.76%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 60,491,395 Ordinary Shares outstanding following the closing of the investment of the Fortissimo Entities and Kanir (as each is defined below), as reported in the Issuers Proxy Statement associated with the Special and General Shareholders meeting dated October 27, 2005. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israeli-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities") may, together with Kanir Joint Investments (2005) Limited Partnership ("Kanir") be deemed to be members of a "Group" as such term is defined under the Exchange Act and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by Kanir (the "Kanir Shares"). The Fortissimo Entities each disclaim beneficial ownership of the Kanir Shares.

CUSIP NO. M75165106	SCHEDULE 13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund (Israel-DP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-*
	8	SHARED VOTING POWER 60,000,000*
	9	SOLE DISPOSITIVE POWER -0-*
	10	SHARED DISPOSITIVE POWER 60,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,586,229*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.78%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 60,491,395 Ordinary Shares outstanding following the closing of the investment of the Fortissimo Entities and Kanir (as each is defined below), as reported in the Issuers Proxy Statement associated with the Special and General Shareholders meeting dated October 27, 2005. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israeli-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities") may, together with Kanir Joint Investments (2005) Limited Partnership ("Kanir") be deemed to be members of a "Group" as such term is defined under the Exchange Act and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by Kanir (the "Kanir Shares"). The Fortissimo Entities each disclaim beneficial ownership of the Kanir Shares.

CUSIP NO. M75165106	SCHEDULE 13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- *
	8	SHARED VOTING POWER 60,000,000*
	9	SOLE DISPOSITIVE POWER -0-*
	10	SHARED DISPOSITIVE POWER 60,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,176,282*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.93%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 60,491,395 Ordinary Shares outstanding following the closing of the investment of the Fortissimo Entities and Kanir (as each is defined below), as reported in the Issuers Proxy Statement associated with the Special and General Shareholders meeting dated October 27, 2005. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israeli-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities") may, together with Kanir Joint Investments (2005) Limited Partnership ("Kanir") be deemed to be members of a "Group" as such term is defined under the Exchange Act and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by Kanir (the "Kanir Shares"). The Fortissimo Entities each disclaim beneficial ownership of the Kanir Shares.

CUSIP NO. M75165106	SCHEDULE 13D	Page 5 of 11

This Schedule 13D is being filed by Fortissimo Capital Fund GP, L.P. ("FFC-GP"), Fortissimo Capital Fund (Israel), L.P. ("FFC-Israel"); Fortissimo Capital Fund (Israel-DP), L.P. ("FFC-Israel-DP); and Fortissimo Capital Fund, L.P. ("FFC Cayman") (FFC-GP, FFC-Israel, FFC-Israel-DP and FFC Cayman are collectively referred to herein as the "Reporting Persons"), with respect to ownership of the ordinary shares of NUR Macroprinters Ltd.

Item 1.       Securities and Issuer

The class of equity securities to which this statement relates is the ordinary shares, nominal value 1.00 NIS (New Israeli Shekels) per ordinary share (“Ordinary Shares”), of NUR Macroprinters Ltd. (“Issuer”), an Israeli corporation, whose principal executive offices are located at 12 Abba Hillel Silver Street, Lod, Northern Industrial Park, Israel. The Issuer is a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market.

Item 2.	Identity and Background

FFC-GP, is a limited partnership organized and existing under the laws of the Cayman Islands and whose principal business is to act as the sole general partner of the other Reporting Persons. Its business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091. The general partner of FFC-GP is Fortissimo Capital (GP) Management Ltd., a Cayman Island corporation ("FFC Mgmt"). The business address of FFC Mgmt is Walkers House PO Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. FFC Mgmt's principal business is to act as the sole general partner of FFC Cayman. The sole shareholder and director of FFC-GP is Yuval Cohen (the "Control Person"). The Control Person's business address is 14 Hamelacha Street, Park Afek, Rosh Haayin Israel 48091 and his principal business activity is managing the investments of each of the Reporting Persons.

The principal business of each of FFC-Israel, FFC-Israel-DP and FFC Cayman is investing in technology companies, and their respective business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091.

Each of FFC-Israel and FFC-Israel-DP is a limited partnership organized and existing under the laws of the State of Israel. FFC Cayman is a limited partnership organized and existing under the laws of the Cayman Islands.

None of the Reporting Persons or the Control Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

None of the Reporting Persons or the Control Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.	Source and Amount of Funds or Other Consideration

On August 21, 2005 FFC GP, on behalf of the other Reporting Persons and the Issuer entered into a Share Purchase Agreement (the "SPA"). Pursuant to the terms of the SPA, the Reporting Persons, agreed to invest $12 million in the Issuer. Of that amount, the Reporting Persons shall invest $9,000,000 in exchange for a total of 25,714,285 Ordinary Shares and 19,285,714 warrants to purchase Ordinary Shares and a co-investor, Kanir Joint Investments (2005) Limited Partnership ("Kanir") has undertaken to invest $3,000,000 for a total of 8,571,429 Ordinary Shares and 6,428,572 warrants to purchase Ordinary Shares. Payment by the Reporting Persons is to be made in the following installments:

CUSIP NO. M75165106	SCHEDULE 13D	Page 6 of 11

i)	On October 31, 2005 (the "Closing Date"), $3,750,000 was transferred to the Issuer in exchange for 10,714,286 Ordinary Shares and 8,035,715 warrants to purchase Ordinary Shares.

ii)	90 days from the Closing Date, the Reporting Persons shall transfer an additional $3,750,000 in exchange for 10,714,285 Ordinary Shares and 8,035,715 warrants to purchase Ordinary Shares.

iii)	One year from the Closing Date, the Reporting Persons shall transfer an additional $2,000,000 in exchange for 4,285,714 Ordinary Shares and 3,214,284 warrants to purchase Ordinary Shares.

Each of FFC-Israel, FFC-Israel-DP and FFC Cayman used funds provided by their respective limited partners to fund the purchase of the Ordinary Shares.

At the Closing Date, all shares allocated to the Reporting Persons and its co-investor but not yet paid for, were issued to an escrow agent and the Reporting Persons and Kanir have a proxy to vote their respective allocated shares. In addition, the Reporting Persons and Kanir have entered into a shareholders agreement (the "Shareholders Agreement"), pursuant to which Kanir has agreed to vote in accordance with the Reporting Persons, except with respect to related-party transactions and matters that adversely and disproportionately affect Kanir's rights and entitlements, as compared to those of the Reporting Persons. In addition, the Shareholders Agreement contains certain provisions with respect to co-sale rights, rights of first refusal and other rights that may affect the disposition of Ordinary Shares. By virtue of the agreements and relationships described in Item 3 and Item 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a group with Kanir. The Reporting Persons together with Kanir may be deemed to beneficially own 69.6% of the outstanding Ordinary Shares (assuming exercise of all warrants to purchase Ordinary Shares held by the Reporting Persons and Kanir). The reporting persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by Kanir.

FFC-Israel, FFC-Israel-DP and FFC Cayman are each parallel private equity funds that invest in growth oriented technology companies.

Item 4.  Purpose of Transaction

The Reporting Persons have acquired the Ordinary Shares and Warrants to purchase Ordinary Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power, respectively.

Each of the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the securities at times and in such manner, including in the market or in private transactions, as they deem advisable in pursuit of such investment purposes to benefit from temporary changes in the market price of such securities, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from the sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's operations, management, board of directors, charter or by-laws, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the actions described in this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, disposing of certain assets of the Issuer, election of one or more new directors, merger or sale of the Issuer, or adopting or not adopting, certain types of anti-takeover measures.

CUSIP NO. M75165106	SCHEDULE 13D	Page 7 of 11

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

Pursuant to the terms of the SPA, four individuals affiliated with the Reporting Persons are currently serving as directors on the Issuers Board of Directors. Pursuant to the terms of the Shareholders Agreement a representative of Kanir is to be appointed to the Issuer's Board of Directors and may replace a member of the Board previously appointed by FFC-GP.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP NO. M75165106	SCHEDULE 13D	Page 8 of 11

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 and Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a) - (b) Each of the Reporting Person's allocation is as follows:

Entity	Number of Shares	Number of Warrants	% beneficially owned *

FFC-GP	25,042,124	19,285,714	56.40%
FFC-Israel	22,992,850	17,244,638	51.76%
FFC-Israel -DP	2,049,274	1,536,955	5.78%
FFC Cayman	672,161	504,121	1.93%

__________

*Calculated on the basis of 60,491,395 ordinary shares outstanding, as reported in the Issuer's proxy statement with respect to the Shareholder meeting dated October 27, 2005. The figures presented in the table are rounded to the nearest whole number. Percentage beneficially owned includes ordinary shares underlying warrants to purchase ordinary shares exercisable within 60 days.

FFC-Israel, FFC-Israel-DP and FFC Cayman invest together, in the framework of parallel private equity funds, which are managed by FFC GP. The pro-rata allocation among such entities is as follows: FFC-Israel - 89.42%; FFC-Israel-DP- 7.97%; and FFC Cayman - 2.61%.

FFC GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Reporting Persons. Accordingly, FFC GP is the beneficial owner of the shares held by each of the Reporting Persons. FFC GP, in its capacity as the general partner of each of the Reporting Persons, has the voting and dispositive power over the shares held by each of them. FFC GP may be deemed to be the indirect beneficial owner of the shares directly beneficially owned by the Reporting Persons.

By virtue of the agreements and relationships described in Item 3 and Item 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a group with Kanir. The Reporting Persons together with Kanir may be deemed to beneficially own 69.6% of the outstanding Ordinary Shares (assuming exercise of all warrants to purchase Ordinary Shares held by the Reporting Persons and Kanir). The reporting persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by Kanir.

(c) See Item 3 above. Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days

(d)-(e) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the ordinary shares of the Issuer reported by this statement.

CUSIP NO. M75165106	SCHEDULE 13D	Page 9 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

On August 21, 2005 FFC GP, (on behalf of the other Reporting Persons and Kanir) and the Issuer entered into the SPA, pursuant to which it made an investment in the Issuer. In connection with the SPA, the parties thereto also entered into a registration rights agreement, dated September 12, 2005, pursuant to which the Issuer undertook to register the Ordinary Shares acquired by the Reporting Persons.

In connection with the restructuring of the Issuer's bank debt, FFC GP on behalf of the Reporting Persons entered into a term sheet with the Issuer's lender banks on September 12, 2005 and the Issuer and the Issuer's lender banks entered into a debt restructuring agreement. Pursuant to those agreements, the Issuer's lender banks agreed to cancel a portion of the outstanding debt ($19 million) in exchange for warrants to acquire 8 million Ordinary Shares. Those agreements place certain limitations on the disposition of Ordinary Shares by the Reporting Persons.

On September 26, 2005, the Issuer and FFC-GP entered into a management agreement with respect to certain services to be provided to the Issuer by affiliates of the Reporting Persons.

On October 31, 2005, FFC GP, on behalf of the other Reporting Persons entered into the Shareholders Agreement with Kanir. In addition, the parties thereto entered into a Joinder Agreement on the same date, joining Kanir as a party to the SPA.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement, by and among the Reporting Persons dated November 7, 2005.

2.
Share Purchase Agreement dated as of August 21, 2005 between the Issuer and FFC GP (Incorporated by reference to Exhibit A to the Issuer's Notice of Annual Meeting of Shareholders and Proxy Statement associated with meeting held on October 27, 2005, filed by the Issuer on Form 6-K dated October 14, 2005).

3.
Amendment Number 1 to Share Purchase Agreement dated as of September 11, 2005 (Incorporated by reference to Exhibit B to the Issuer's Notice of Annual Meeting of Shareholders and Proxy Statement associated with meeting held on October 27, 2005, filed by the Issuer on Form 6-K dated October 14, 2005).

4.
Form of Warrant (Incorporated by reference to Exhibit A to the Issuer's Notice of Annual Meeting of Shareholders and Proxy Statement associated with meeting held on October 27, 2005, filed by the Issuer on Form 6-K dated October 14, 2005).

5.
Management Services Agreement dated as of September 26, 2005 by and between the Issuer and FFC GP on behalf of the Fortissimo entities (Incorporated by reference to Exhibit A to the Issuer's Notice of Annual Meeting of Shareholders and Proxy Statement associated with meeting held on October 27, 2005, filed by the Issuer on Form 6-K dated October 14, 2005).

6.
Registration Rights Agreement - (Incorporated by reference to Exhibit C to the Issuer's Notice of Annual Meeting of Shareholders and Proxy Statement associated with meeting held on October 27, 2005, filed by the Issuer on Form 6-K dated October 14, 2005).

CUSIP NO. M75165106	SCHEDULE 13D	Page 10 of 11

7.
Term Sheet entered into between FFC-GP and the Issuer's lender banks, dated September 12, 2005 (Incorporated by reference to Exhibit D to the Issuer's Notice of Annual Meeting of Shareholders and Proxy Statement associated with meeting held on October 27, 2005, filed by the Issuer on Form 6-K dated October 14, 2005).

8.
Agreement For Restructuring of Debt of NUR Macroprinters Ltd. (Incorporated by reference to Exhibit C to the Issuer's Notice of Annual Meeting of Shareholders and Proxy Statement associated with meeting held on October 27, 2005, filed by the Issuer on Form 6-K dated October 14, 2005).

9.	Shareholders Agreement, between FFC-GP (on behalf of the several partnerships with respect to which it serves as a General Partner) and Kanir, dated October 31, 2005.

10.
Joinder Agreement dated October 31, 2005, by and among, NUR Macroprinters Ltd., Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) LP; Fortissimo Capital Fund (Israel-DP) LP; Fortissimo Capital Fund L.P, and Kanir Joint Investments (2005) Limited Partnership.

[Remainder of page intentionally left blank]

CUSIP NO. M75165106	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2005

1. Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen
Yuval Cohen, Director

2. Fortissimo Capital Fund (Israel) LP

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen
Yuval Cohen, Director

3. Fortissimo Capital Fund (Israel-DP), L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen
Yuval Cohen, Director

4. Fortissimo Capital Fund, L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen
Yuval Cohen, Director

EXHIBIT 1

JOINT FILING AGREEMENT

Joint Filing Agreement dated as of November 7, 2005, by and among Fortissimo Capital GP, L.P.; Fortissimo Capital Fund (Israel), L.P.; Fortissimo Capital Fund (Israel-DP), L.P.; and Fortissimo Capital Fund, L.P. (collectively, the "Parties").

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in the ordinary shares, nominal value of NIS 1.00, of NUR Macroprinters Ltd. beneficially owned and reported upon in the Schedule 13D to which this agreement is an exhibit ("Schedule 13D") by each of the above named Parties, and each of the above Parties files the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, but not for the completeness and accuracy of the information concerning the other Parties, except to the extent it knows or has reason to believe that such information is inaccurate.

1. Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen
Yuval Cohen, Director

2. Fortissimo Capital Fund (Israel) LP

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen
Yuval Cohen, Director

3. Fortissimo Capital Fund (Israel-DP), L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen
Yuval Cohen, Director

4. Fortissimo Capital Fund, L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner

Fortissimo Capital (GP) Management Ltd.:

/s/ Yuval Cohen
Yuval Cohen, Director

EXHIBIT 9

SHAREHOLDERS’ AGREEMENT

Between

Fortissimo Capital Fund, GP L.P.
(On behalf of the several partnerships with respect to which it serves as General Partner)

And

Kanir Joint Investments (2005) Limited Partnership.

Dated: October 31, 2005

Shareholders Agreement - Execution Copy

SHAREHOLDERS' AGREEMENT

THIS SHAREHOLDERS' AGREEMENT (this “Agreement”) made as of the __th day of October 2005, between Fortissimo Capital Fund, GP L.P., an exempted limited partnership organized under the laws of Cayman Islands (the “Lead Investor”), on behalf of the several parallel partnerships with respect to which it serves as the general partner and any affiliated entities thereof, and Kanir Joint Investments (2005) Limited Partnership, a limited partnership organized under the laws of the State of Israel (“Kanir”). Each of the Lead Investor and Kanir shall individually be referred to herein as a “Shareholder” and jointly as the “Shareholders”.

WHEREAS:

(A)
The Lead Investor has entered into a Share Purchase Agreement dated August 21, 2005 and amended on September 11, 2005 (the “SPA”) with Nur Macroprinters Ltd. (the “Company”), pursuant to which the Lead Investor undertook to invest an aggregate amount of US$12,000,000 (the “Investment Amount”) in the Company in consideration for the issuance of 34,285,714 Ordinary Shares of the Company, of nominal value NIS 1.00 each (the “Shares”), at a price per share equal to US$0.35 (the “Investment”);

(B)	Pursuant to the SPA the Lead Investor shall also receive warrants to acquire additional 25,714,286 shares at an exercise price per share equal to US$0.40 (the “Warrants”);

(C)
The SPA contemplates that the Investment Amount could be invested by a syndicate of investors led by the Lead Investor (the “Syndicate”), resulting in the Shares and the Warrants being allocated between the Syndicate members in proportion to their investment out of the Investment Amount, and the Lead Investor desires that Kanir becomes a part of such Syndicate for the purpose of completing the Investment;

(D)	Following the Investment, the Syndicate shall own 50.16% of the outstanding shares of the Company, on a fully diluted basis, as set forth in the Proxy Statement (defined in Section 1.1 below);

(E)	Kanir desires to become a part of the Syndicate, all as more fully set forth herein; and

(F)
The parties desire to set forth provisions governing certain matters involving their rights and obligations towards each other as shareholders in the Company and in connection with and as parties to the SPA.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

Shareholders Agreement - Execution Copy

1.   Definitions and Application

1.1  As used herein, the following terms have the meanings set forth opposite each such term:

Affiliate
An entity controlling, controlled by or under common control with a person and if such person is an individual, then the immediate family of such individual. For the purpose of this definition of Affiliate, “control” shall mean the ability to direct the activities of the relevant entity and shall include the holding of 50% or more of the issued and outstanding share capital, voting rights or other ownership interests of such entity or the right to appoint 50% or more of the directors (or the equivalent thereof) in such entity.

Business Day	Any day other than Saturday, Sunday or a bank holiday in Israel or in the United States.

Disposition
The act of selling, transferring, assigning, pledging, encumbering, or otherwise disposing of (with or without consideration, voluntarily, involuntarily or by operation of law) of any transferable, assignable or disposable interest, including the irrevocable undertaking to do any of the foregoing.

Exchange Act	The United States Securities Exchange Act of 1934, as amended.

Kanir Securities	Any Company securities held by Kanir and which Kanir acquired pursuant to the SPA.

Kanir Transferee	Any third party transferee of Kanir that enters into this Agreement and would thereafter become subject to the voting provisions and restrictions on Disposition contained in this Agreement.

Lead Investor Securities	Any Company securities held by the Lead Investor and which the Lead Investor acquired pursuant to the SPA.

Permitted Transferee
▪ With respect to any entity: (i) an Affiliate; (ii) the limited partners and general partners of such entity; (iii) entities that manage or co-manage, or are managed or whose account is managed by, directly or indirectly, such entity or any of its limited partners, general partners or the limited or general partners of such limited or general partners or management company.

▪With respect to an individual: spouse, parents, siblings and descendants (whether by blood or adoption and including stepchildren).

▪ Permitted Transferees of the Lead Investor shall also include Fortissimo Capital Fund L.P., Fortissimo Capital Fund, L.P. (Cayman Islands), Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel -DP) L.P. and any other limited partnerships or other legal entities that will generally invest, in parallel to the aforementioned partnerships and any limited partners of such partnerships.

▪ Permitted Transferees of Kanir shall also include Kanir Investments Ltd.

A Permitted Transferee shall only qualify as such provided it has executed all necessary documents subjecting it to all rights, obligations and restrictions to which the transferor was subject immediately prior to the transfer thereto, including but not limited to this Agreement.

Proxy Statement	The Company’s proxy statement issued by the Company on October 14, 2005, for the purpose, among other things, of approval of the Investment.

Transaction Documents
Collectively, the
(i)   SPA;
(ii)  Registration Rights Agreement (as defined in the SPA),
(iii) Warrant (as defined in the SPA), and
(iv) Term Sheet dated September 12, 2005 by and among the Lead Investor, Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., and Israel Discount Bank Ltd.

1.2  Words and defined terms denoting the singular number include the plural and vice versa and the use of any gender shall be applicable to all genders.

1.3  The paragraph headings are for the sake of convenience only and shall not affect the interpretation of this Agreement.

1.4  The recitals, schedules, appendices, annexes and exhibits hereto form an integral part of this Agreement.

1.5  Capitalized terms not defined herein shall have the meaning set forth in the SPA and/or the other Transaction Documents.

Shareholders Agreement - Execution Copy

1.6  For clarification purposes, the provisions of this Agreement shall apply to the parties solely with respect to any Kanir Securities and Lead Investor Securities as well as any Company securities acquired by the parties pursuant to the provisions of Section 8 below. Any securities otherwise acquired by either party shall not be subject to the provisions of this Agreement.

1.7   For clarification purposes, the phrase "pro-rata", when used in this Agreement, refers to the holdings of Kanir in the Company, as compared to that of the Lead Investor, and vice-versa.

2.   Participation In The Investment

2.1  Kanir undertakes that out of the Investment Amount it shall invest US$3,000,000 in the Company (the “Kanir Investment Amount”) and the Lead Investor undertakes (together with third parties, if any) to invest the remaining US$9,000,000, provided however, that the Lead Investor shall itself invest not less than US$6,000,000 (the “Lead Investor Investment Amount”). The remaining US$3,000,000, which may be invested by third parties selected by the Lead Investor, shall be referred to herein as the “Remaining Investment Amount” and any third party investing all or portion of the Remaining Investment Amount shall be referred to as a “Third Party Investor”.

2.2  The parties agree that each party’s respective Investment in the Company shall be subject to the terms and conditions set forth in the SPA and the other Transaction Documents. The Transaction Documents are attached hereto as Exhibit A.

2.3  Kanir agrees that its investment obligations, as to timing and amounts, shall be pro-rata to the obligations of the Lead Investor according to the SPA.

2.4  If the Lead Investor is given the opportunity by the Company to increase the Investment Amount, the Lead Investor shall promptly notify Kanir, in writing, on such opportunity, and shall give Kanir the option to invest a pro-rata portion of such increase, on the same terms as the Lead Investor, thereby increasing the Kanir Investment Amount.

2.5  In the event that the Lead Investor decides to Dispose to a Third Party Investor any portion of its investment rights with respect to the Remaining Investment Amount (relating to the 2nd and/or 3rd Installment), the Lead Investor shall promptly notify Kanir, in writing, on such decision, and Kanir shall be entitled to participate with the Lead Investor in any such transaction on a pro-rata basis. For example only, if the Lead Investor decides to assign 50% of its rights to invest its respective portion out of the 2nd Installment to a Third Party Investor, Kanir shall have the right to assign 50% of its obligation to invest its respective portion out of the 2nd Installment to such Third Party Investor on the same terms. The procedure of Section 7.2 below shall apply, mutatis mutandis, to this Section 2.5, with the exception that the 21-day period referred to in Section 7.2 below shall be replaced with a 14-day period.

2.6  If the Lead Investor decides not to proceed with the Investment in the Company it shall, subject to the Company’s approval, give Kanir the right to make such Investment.

Shareholders Agreement - Execution Copy

3.   Board Of Directors

3.1  The parties acknowledge that the Proxy Statement includes a resolution increasing the Company’s board of directors (the “Board”) to seven (7) members and calls for the approval of a slate of directors that includes four (4) directors proposed by the Lead Investor (such directors, as removed and replaced from time to time, the “Lead Investor Directors”), resulting in the Lead Investor Directors constituting a majority of the Board.

3.2  Kanir acknowledges that, at the date hereof, the fifth seat on the Board (the “Fifth Seat”) is held by a non-independent director appointed by and representing Bank Mizrachi (the “Fifth Director”). The Lead Investor undertakes to use its best efforts to have a representative of Kanir replace the Fifth Director and hold the Fifth Seat.

3.3  If the Lead Investor succeeds in causing the Fifth Director to be replaced by a representative of Kanir (the “Kanir Director”), it is hereby agreed that the Lead Investor shall not be entitled to remove or replace the Kanir Director without Kanir’s prior written approval.

3.4  If the Lead Investor is unsuccessful in replacing the Fifth Director with the Kanir Director within thirty (30) days following the Closing of the SPA, then one of the Lead Investor Directors appointed as stipulated in the Proxy Statement shall resign and the Lead Investor shall appoint in his place the Kanir Director, provided that the identity of the Kanir Director be approved by the Lead Investor (which approval shall not be unreasonably withheld or delayed). In this case, except if following the appointment of a Kanir Director the Lead Investor's representative is elected to occupy the Fifth Seat, the Lead Investor shall be entitled to replace and/or remove the Kanir Director appointed in accordance with the provisions of this Section 3.4 at any time and for any reason.

3.5  If the Kanir Director is removed by the Lead Investor pursuant to Section 3.4 above, the Lead Investor shall use its best efforts and its voting power to have a new Kanir Director elected to occupy the Fifth Seat at the next general meeting of the Company’s shareholders, to be held no later than one (1) year following the Closing of the SPA. If the Lead Investor removes the Kanir Director and the Company’s general meeting appoints a new Kanir Director to occupy the Fifth Seat as stipulated in this Section 3.5, then the Lead Investor shall not be entitled to remove or replace such Kanir Director without the prior written approval of Kanir.

3.6  At such time as there is no Kanir Director appointed to the Board, the Lead Investor shall use its best efforts to cause the Company to appoint a representative of Kanir as an observer to the Board (the “Kanir Observer”) and the Lead Investor Directors shall vote in favor of appointing the Kanir Observer.

3.7  If the Lead Investor is unable to get the Kanir Observer appointed within fourteen (14) days following the Closing of the SPA or within fourteen (14) days from the date that Kanir no longer maintains a seat on the Board, then the Lead Investor shall provide Kanir with all the materials distributed to members of the Board and will invite Kanir to participate in all meetings of the Board, unless the Lead Investor receives an opinion of counsel reasonably acceptable to Kanir to the effect that providing Kanir with the aforementioned materials and/or inviting Kanir to participate in Board meetings of the Company are legally prohibited. The Kanir Observer will not be entitled to vote but will be entitled to review all information, get notifications on and participate in all Board meetings, as if a member of the Board.

Shareholders Agreement - Execution Copy

3.8  It is agreed that Mr. Menahem Raphael shall serve as the initial Kanir Director.

3.9  Kanir and the Kanir Director or the Kanir Observer, as the case may be, shall execute a standard confidentiality agreement prior to participating in any Board meetings and prior to receiving any confidential information from the Lead Investor.

3.10 Kanir’s entitlement to have a Kanir Director appointed to the Board shall expire in the event that Kanir holds, at any point after the payment of the 3rd Installment, less than five percent (5%) of the Company’s issued and outstanding share capital. Kanir’s entitlement to have a Kanir Observer appointed shall expire in the event that Kanir holds, at any point after the payment of the 3rd Installment, less than three percent (3%) of the Company’s issued and outstanding share capital. In addition to the foregoing, Kanir undertakes to cause the Kanir Director to automatically resign from the Board if Kanir fails to timely make any of the payments due from it to the Company under the SPA.

3.11 Kanir and the Lead Investor undertake to use their voting power in the Company to give effect to the foregoing provisions.

4.   Voting

4.1  Kanir expressly undertakes that, as a shareholder in the Company, it will vote on any and all matters together with the Lead Investor, except for related-party transactions and matters that adversely and disproportionately affect Kanir’s rights and entitlements, as compared to those of the Lead Investor.

4.2  Kanir and the Lead Investor undertake to use their voting power in the Company to cause the Company to enter, as promptly as possible following the Closing of the SPA, into an indemnification agreement with each of the Lead Investor Directors and the Kanir Director and to provide customary Directors and Officers insurance coverage for all of the members of the Board.

5.   Right of First Refusal from the Company

The Lead Investor shall grant Kanir a right to invest in the Company that is pro-rata to the amount the Lead Investor may be entitled to invest in the Company pursuant to Section 4.3 of the SPA.

6.   Lock Up; Restrictions on Transfer and Right of First Offer

6.1   For the purposes of this Agreement, the “50.1% Restriction” means, that the Syndicate (including any Permitted Transferee and any Kanir Transferee) holds Company securities amounting to no less than fifty and one tenth percent (50.1%) of the Company’s outstanding share capital on a fully diluted basis, i.e., including the shares underlying the Company’s share option plans and any and all outstanding warrants.

Shareholders Agreement - Execution Copy

6.2   Lock-Up

6.2.1   Subject to Kanir’s co-sale right set forth in Section 7 below, starting from the Closing of the SPA and ending twenty-four (24) months thereafter (the “Lock-Up Period”), Kanir undertakes to refrain from effecting a Disposition of any of its Kanir Securities then held by it without the prior written consent of the Lead Investor.

6.2.2   Notwithstanding anything herein to the contrary, Kanir shall be permitted, without the prior written consent of the Lead Investor, to effect a Disposition of its Kanir Securities to a Permitted Transferee.

6.3     Restrictions on Transfer

   Following the Lock-Up Period, if Kanir desires to effect a Disposition of any Kanir Securities, then subject to the 50.1% Restriction, Kanir shall act according to the following provisions:

6.3.1   If such a Disposition of Kanir Securities is by way of sale to the public on the market (a “Market Sale”), then Kanir shall be obligated to co-ordinate such Market Sale with the Lead Investor (the “Coordinated Market Sale”). In the event of a Coordinated Market Sale, unless, within 10 days from Kanir's notification on its proposed Disposition, the Lead Investor (i) informs Kanir in writing that it wishes to purchase the Kanir Securities at a price per security that is not less than the then market value of the securities, or (ii) agrees otherwise, then the Coordinated Market Sale shall include the Lead Investor Securities together with the Kanir Securities, pro-rated between Kanir and the Lead Investor and on the same terms;

6.3.2   If such a Disposition of Kanir Securities is by way of a sale in a private transaction (a “Private Sale”), then such Disposition shall (i) be subject to the Lead Investor’s right of first offer and co-sale as set forth below; and (ii) not be made to a competitor of the Company; and

6.3.3   Except as stated below, absent the prior written approval of the Lead Investor, Kanir shall not effect a Disposition of an amount of Kanir Securities which exceeds Kanir’s pro-rata portion of the Company securities then available for Disposition by the Syndicate without contravention of the 50.1% Restriction.

6.4  In no event shall Kanir be permitted to effect a Disposition, if such Disposition would result in the Syndicate (including any Permitted Transferee and any Kanir Transferee) contravening the 50.1% Restriction. Kanir shall be released from this limitation after the lapse of four and a half (4.5) years following the Closing of the SPA, provided that, at such time (a) the Company is traded on Nasdaq or on any other stock exchange; and (b) following Kanir’s Disposition, the Syndicate (including any Permitted Transferee and any Kanir Transferee), shall hold at least thirty-eight percent (38%) of the Company’s issued and outstanding share capital, so as to comply with the transfer restrictions placed on the Lead Investor by the Banks (as defined in the SPA) in the framework of the Transaction Documents (the “38% Condition”).

Shareholders Agreement - Execution Copy

6.5   In the event that (a) Kanir had effected a Disposition of its pro-rata portion of the Company securities available for Disposition by the Syndicate without contravention of the 50.1% Restriction, and (b) after four and a half (4.5) years from the Closing of the SPA the Banks agree to waive the 38% Condition with respect to Dispositions by Kanir of additional Kanir Securities, then Kanir shall be released from the above 38% Condition to the extent agreed to by the Banks. If such Bank’s waiver is conditioned upon the Lead Investor refraining from exercising its co-sale right with respect to such Disposition by Kanir of additional Kanir Securities, the Lead Investor agrees to comply with this condition and refrain from exercising its respective right of co-sale.

6.6   The parties undertake to co-operate in trying to release the Company from the restrictions on Disposition of Company securities placed by the Banks in the framework of the Transaction Documents, including through the refinancing of the Company’s long term debt with the Banks to debt with the same or better terms, provided that any such refinancing is in the Company’s best interests.

6.7  Right of First Offer. Except for (i) Disposition of Kanir Securities and Lead Investor Securities to their respective Permitted Transferees; (ii) Disposition of Kanir Securities and, if applicable, Lead Investor Securities in a Coordinated Market Sale; and (iii) with respect to the Lead Investor, in the event that the Lead Investor decides to Dispose to a Third Party Investor any portion of its investment rights with respect to the Remaining Investment Amount (relating to the 2nd and/or 3rd Installment) in accordance with the provisions of Section 2.5 above; and subject to the other provisions of this Section 6, if either Kanir or the Lead Investor desire to effect a Disposition of the Kanir Securities or Lead Investor Securities, respectively, then they shall first be obligated to offer such securities to the other. In these circumstances, the party desiring to effect a Disposition (the “Selling Shareholder”) shall give written notice to the other party (the “Offeree”) of its intention to effect a Disposition with respect to such number of its Company securities as permitted according to this Agreement (the “Offered Securities”) and shall include in its notice a minimum price and, if it so desires, other terms it requires be met in order to effect the Disposition of the Offered Securities (the “Sale Notice”). The Offeree shall then have ten (10) days (the “Offeree Response Period”) in which to respond to the Sale Notice by way of indicating the terms, including price, on which the Offeree is willing to acquire the Offered Securities. The Offeree’s response may only be such that meets or exceeds such minimum price, and, if applicable, other terms and conditions (the “Offeree Response”). The Selling Shareholder shall be entitled to effect a Disposition of the Offered Securities to any third party in a transaction which price and terms are better than those designated in the Offeree Response, provided however, that if such Disposition is not consummated within sixty (60) days from the date of receipt of the Offeree Response, then the Selling Shareholder shall be required to sell the Offered Securities to the Offeree according to the terms of the Offeree Response. In the event that the Offeree does not issue an Offeree Response by the end of the Offeree Response Period, then the Selling Shareholder shall be free to effect a Disposition of the Offered Securities for a period of sixty (60) days following the lapse of the Offeree Response Period without having to follow this procedure again. After such 60-day period, any future Disposition shall be subject to this right of first offer procedure. For purposes of all of the above 60-day period, a sale agreement with respect to the Offered Securities, executed by the Selling Shareholder and a third party buyer, together with share transfer deeds executed by the Selling Shareholder and held by a trustee or a third party buyer, shall be considered as a consummated Disposition of such Offered Securities.

Shareholders Agreement - Execution Copy

7.   Co-Sale

7.1  For so long as the Company is a public company, the securities of which are publicly traded, and except with respect to Dispositions to Permitted Transferees, each party grants the other a co-sale right such that in the event that Kanir or the Lead Investor desire to effect a Disposition of the Kanir Securities or Lead Investor Securities, respectively, to a third party purchaser in a Private Sale (the “Selling Party”), it must give the other party an opportunity to participate in such sale on a pro-rata basis (such pro-rata basis not to exceed a 1:3 ratio) and on identical terms.

7.2  The Selling Party shall give written notice to the other party of the proposed sale and its terms (the “Co-Sale Notice”), which other party shall have twenty-one (21) days following receipt of the Co-Sale Notice (the “Co-Sale Response Period”) to provide the Selling Party with a written notice of exercise or waiver of its co-sale right (the “Exercise Notice” or “Waiver Notice”, as applicable). If the Selling Party receives no Exercise Notice or Waiver Notice by the end of the Co-Sale Response Period, then the other party shall be deemed to have waived its co-sale rights under this Section 7.

7.3  Notwithstanding the foregoing provisions of this Section 7, the Lead Investor shall not be entitled to a co-sale right under this Section 7 if Kanir effects a Disposition of its Kanir Securities to a Kanir Transferee.

7.4  If the Company ceases to be a public company and becomes a private company, as such term is defined under the Companies Law, 5759-1999 (hereafter referred to as the Company “Goes Private”), the Lead Investor shall grant Kanir a co-sale right with similar terms to the terms provided in the above sub-sections of this Section 7 and shall not be entitled to any co-sale right from Kanir.

8.   Purchases in Private Transactions

8.1   If any of the parties hereto proposes to enter into a private transaction, for the purchase of additional Company securities, from an unrelated and non-Affiliated shareholder of the Company, the said party shall co-ordinate the said purchase with the other party, such that if requested by the other party, in writing, within 10 days from the proposing party's written notification on its proposed purchase, the coordinated purchase shall be done by the parties pro-rata.

8.2   Nothing herein shall be deemed to commit either party to participate in a private transaction entered into by the other party.

9.   Adverse Event Termination by Kanir

In the event that Kanir decides not to proceed with its investment under similar conditions to the ones provided for the Lead Investor in Section 10.6 of the SPA (‘Adverse Event’), and the Lead Investor nevertheless decides to proceed with its investment, the Lead Investor shall, as soon as practicable thereafter, pay Kanir any amount paid by Kanir as part of the Escrow Amount (as defined in the SPA).

Shareholders Agreement - Execution Copy

10.    Management Agreement

The Lead Investor shall pay Kanir its pro-rata share of the excess of any annual amount received by the Lead Investor over US$250,000 pursuant to the Management Agreement and any other fee agreement (the “Additional Management Fees”). Payments to Kanir hereunder, if any, shall be made within twenty-one (21) days following the date on which the Lead Investor received the Additional Management Fees from the Company, or the Lead Investor is deemed to have received same by way of an offset by the Lead Investor vis-à-vis the Company. It is hereby clarified that the Lead Investor’s obligations pursuant to this Section 10 shall not apply to any distributions of dividends or loan repayments to the Lead Investor.

11.   Related Party Transactions

In the event that the Company Goes Private, then for as long as Kanir holds no less than five percent (5%) of the Company’s issued and outstanding share capital, the Lead Investor will not enter into related-party transactions with the Company, without the prior written approval of Kanir, which approval shall not be unreasonably withheld or delayed.

12.   Schedule A of the SPA

The Lead Investor undertakes not to amend Schedule A to the SPA as it relates to Kanir without the prior written approval of Kanir to such amendment.

12A.   Registration Rights

12A.1        The Lead Investor shall include in any registration by the Company of Lead Investor Securities, Kanir Securities, pro-rata. In the event the Lead Investor elects not to exercise its right to participate in a registration pursuant to Section 2 of the Registration Rights Agreement (Incidental Registration) or pursuant to Section 3 of the Registration Rights Agreement (Demand Registration) (i.e. registration following a demand by a Holder other than the Lead Investor), it shall afford Kanir the opportunity to include all of the Kanir Securities in such registration, subject to, when applicable, the limitations of Section 2.2 of the Registration Rights Agreement.

12A.2        Unless the Kanir Securities have been previously registered, the Lead Investor undertakes to exercise its right to demand registration pursuant to Section 3 of the Registration Rights Agreement, so that the Company shall file a registration statement with respect to (among others) all of the unregistered Kanir Securities, no later than 365 days following the date of the payment to the Company of the 3rd Installment.

12A.3        In connection with its rights hereunder, Kanir shall comply with all the requirements and undertakings of a Holder under the Registration Rights Agreement, as if a party thereto, including, without limitation, the provisions of Sections 6 (Expenses), 7 (Indemnities), 8 (Cooperation of the Holders), 9.4 and 10 (Furnish Information).

12A.4        The Lead Investor shall promptly provide Kanir with a copy of any written notice or document received from the Company under the Registration Rights Agreement.

12A.5        Kanir’s rights under Section 12.A shall be assignable to any transferee of the Kanir Securities subject to the provisions of Section 13 of the Registration Rights Agreement, which shall apply, mutatis mutandis.

Shareholders Agreement - Execution Copy

13.    Representations and Warranties

13.1    Representations and Warranties of Kanir.

13.1.1    Kanir is a limited partnership, duly formed and organized and in accordance with and validly exists under, the laws of the State of Israel.

13.1.2    Kanir has full power and authority to execute and consummate this Agreement, and no consents, authorizations or approvals of any kind are required in connection with the execution and performance by Kanir of this Agreement.

13.1.3    The consummation by Kanir of all transactions contemplated in this Agreement and obligations related to the Transaction Documents does not violate any applicable law and will not result in any breach of, or constitute a default under, any agreement to which Kanir is a party or by which it is bound.

13.1.4    This Agreement, when executed and delivered by Kanir, will constitute a valid and binding obligation of Kanir, enforceable against it in accordance with its terms. The person(s) signing this Agreement on behalf of Kanir are individuals or entities that are or have been duly authorized to bind Kanir to the terms of this Agreement.

13.2   Representations and Warranties of the Lead Investor.

13.2.1    The Lead Investor is a limited partnership duly formed and organized in accordance with and validly exists under, the laws of the jurisdiction in which it was so established and organized.

13.2.2    The Lead Investor has full power and authority to execute and consummate this Agreement, and no consents, authorizations or approvals of any kind are required in connection with the execution and performance of this Agreement by the Lead Investor.

13.2.3    The consummation by the Lead Investor of all transactions contemplated in this Agreement does not violate any applicable law and will not result in any breach of, or constitute a default under, any agreement to which the Lead Investor is a party or by which it is bound.

13.2.4    This Agreement, when executed and delivered by the Lead Investor will constitute a valid and binding obligation of Lead Investor, enforceable against it in accordance with its terms. The person(s) signing this Agreement on behalf of the Lead Investor are individuals or entities that are or have been duly authorized to bind the Lead Investor to the terms of this Agreement.

13.2.5     To the best of the Lead Investor’s knowledge, the terms of this Agreement do not conflict in any material way with any of the terms of the Transaction Documents.

Shareholders Agreement - Execution Copy

14.   Confidentiality

Each of the parties shall keep this Agreement and related correspondence (including the Term Sheet executed by the parties on October 16, 2005) in strict confidence, and shall not disclose to any third party the existence or terms of this Agreement and any such related correspondence without the prior written consent of the other party.

The confidentiality obligations contained in this Section 14 shall not apply to information which: (i) is in the public domain, other than as a result of a breach by a party of this Agreement; or (ii) is required to be disclosed by a party under law, rule, regulation, stock exchange rule or court order or other judicial decree; or (iii) is disclosed by a party to its advisors.

15.   Expenses

Each party shall bear its own legal and other expenses in connection with this Agreement, regardless of whether the transactions contemplated to be performed by the parties under the Transaction Documents are completed or not.

16.   MISCELLANEOUS

16.1   Communications

All notices or other communications hereunder shall be in writing and shall be given in person, by registered mail (registered international air mail if mailed internationally), by an overnight courier service which obtains a receipt to evidence delivery, or by facsimile transmission (provided that written confirmation of receipt is provided) with a copy by mail, addressed as set forth below:

If to the Lead Investor	Fortissimo Capital Fund GP L.P. 14 Hamelacha Street Park Affek P.O.B. 11704 Rosh Haayin 48091 Israel Attention: Yuval Cohen Fax: (972) 3-915-7411

With a copy to:	Amit, Pollak, Matalon & Ben-Naftali, Erez & Co. NYP Tower, 17 Yitzhak Sadeh Street, 19th Floor Tel Aviv 67775 Israel Attention: Shlomo Landress, Adv. Fax: (972) 3-561-3620

If to Kanir:	Kanir Joint Investments (2005) Limited Partnership 25 Nachmani Street Tel Aviv 66794 Israel (c/o Erdinast, Ben Nathan & Co., Advocates) Attention: Menahem Raphael Fax: (972) 3-525-0896

With a copy to:	Erdinast, Ben Nathan & Co., Advocates 25 Nachmani Street Tel Aviv 66794 Israel Attention: Roy Caner, Adv. Fax: (972) 3-525-0896

Shareholders Agreement - Execution Copy

or such other address as any party may designate to the other in accordance with the aforesaid procedure. All communications delivered in person or by courier service shall be deemed to have been given upon delivery, those given by facsimile transmission shall be deemed given on the Business Day following transmission with confirmed answer back, and all notices and other communications sent by registered mail (or air mail if the posting is international) shall be deemed given ten (10) days after posting.

16.2   Successors and Assignees; Assignment

(a)  Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

(b)  Except as expressly provided elsewhere in this Agreement, none of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of each party to this Agreement; provided, however, that no assignment or transfer elsewhere permitted according to this Agreement, shall become effective unless the transferee (including any Permitted Transferee) has agreed in writing to be bound by all terms and conditions of this Agreement as if it were an original party hereto.

16.3    Delays or Omissions; Waiver

The rights of a party may be waived by such party only in writing and specifically; the conduct of any one of the parties shall not be deemed a waiver of any of its rights pursuant to this Agreement and/or as a waiver or consent on its part as to any breach or failure to meet any of the terms of this Agreement or as an amendment hereto. A waiver by a party in respect of a breach by the other party of its obligations shall not be construed as a justification or excuse for a further breach of its obligations.

No delay or omission to exercise any right, power, or remedy accruing to any party hereto upon any breach or default by the other under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring.

All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

Shareholders Agreement - Execution Copy

16.4   Amendment; Waiver

Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of all of the parties to this Agreement.

16.5   Entire Agreement

This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matters hereof. The Term Sheet entered into by the parties on October 16, 2005 is hereby expressly terminated.

16.6   Severability

If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the validity or enforceability in that jurisdiction of any other provision hereof or the validity or enforceability in other jurisdictions of that or any other provision hereof; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by the relevant court of competent jurisdiction.

Where provisions of any applicable law resulting in such illegality, invalidity or unenforceability may be waived, they are hereby waived by each party to the full extent permitted so that this Agreement shall be deemed valid and binding agreements, in each case enforceable in accordance with its terms.

16.7   Counterparts, Facsimile Signatures

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. A signed Agreement received by a party hereto via facsimile will be deemed an original, and binding upon the party who signed it.

16.8   Governing Law and Jurisdiction

This Agreement shall be exclusively governed by and construed in accordance with the laws of the State of Israel, without giving effect to the principles thereof relating to conflict of laws. The competent courts of the city of Tel Aviv-Jaffa shall have exclusive jurisdiction to hear all disputes arising in connection with this Agreement and no other courts shall have any jurisdiction whatsoever in respect of such disputes.

16.9   Further Actions

At any time and from time to time, each party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

Shareholders Agreement - Execution Copy

16.10   No Third-Party Beneficiaries

Except with respect to the provisions of Section 12.A.3, nothing in this Agreement shall create or confer upon any person or entity, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities, except as expressly provided herein.

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Shareholders Agreement - Execution Copy

[Signature Page of Shareholders’ Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered on the date herein above set forth.

Fortissimo Capital Fund GP L.P.		Kanir Joint Investments (2005) Limited Partnership

/s/ Yuval Cohen		/s/ Ran Fridrich & Menahem Raphael
By:	Its General Partner - Fortissimo Capital (GP)	By:	Its General Partner - Kanir Investments Ltd.
	Management Fund Ltd.	Name:	Ran Fridrich & Menahem Raphael
Name:	Yuval Cohen	Title:	Directors
Title:	Director

Joinder Agreement - Execution Copy

EXHIBIT 10

Joinder Agreement

This Joinder Agreement (the "Agreement"), dated as of October 30, 2005, is by and between NUR Macroprinters Ltd. (the “Company”), Fortissimo Capital Fund G.P. L.P., Fortissimo Capital Fund (Israel-DP), L.P., Fortissimo Capital Fund (Israel), L.P. and Fortissimo Capital Fund, L.P. (the “Existing Investors”) and Kanir Joint Investments (2005) Limited Partnership, a limited partnership organized under the laws of the State of Israel (the “Joining Investor”).

Whereas, the Company and the Existing Investors entered into that certain Share Purchase Agreement, dated August 21, 2005, as amended on September 11, 2005 by Amendment Number 1 to Share Purchase Agreement (collectively, the “Purchase Agreement”) and have entered into that certain Registration Rights Agreement, dated September 12, 2005 (the "Registration Rights Agreement"); Capitalized terms not defined herein shall have the meaning set forth in the Purchase Agreement;

Whereas, prior to the date of the 2nd Installment and/or 3rd Installment, the Lead Investor may amend Schedule A of the Purchase Agreement, at its sole discretion, to include new investors, provided, that the new investors will agree to the terms and conditions of the Purchase Agreement and become parties thereof; and

Whereas, the Joining Investor desires to invest in the Company, on the same terms and conditions set forth in the Purchase Agreement, and the Lead Investor wishes to amend Schedule A of the Purchase Agreement as set forth in this Agreement.

Now, Therefore, in consideration of the mutual promises and covenants contained herein, the parties hereby agree as follows:

Application by Reference of the Purchase Agreement

1.
Each of the Company, the Existing Investors and the Joining Investor hereby acknowledges, agrees and confirms that, by its execution of this Agreement, the Joining Investor will be deemed to be a party to the Purchase Agreement and an “Investor” for all purposes of the Purchase Agreement and all of the other documents attached thereto (collectively, the “Transaction Documents”), and will have all the rights and be subject to all obligations of an “Investor” thereunder as if it had executed the Purchase Agreement and the other Transaction Documents.

2.
Without limiting the generality of the above, the Joining Investor hereby agrees to the representations and warranties contained in Section 8 of the Purchase Agreement, solely with respect to the Joining Investor and not with respect to any other Investor.

Joinder Agreement - Execution Copy

Investment; Sale of Shares and Warrants

3.
The Company shall issue and allot to the Joining Investor, subject to the terms hereof, the aggregate of 8,571,430 Ordinary Shares, in consideration of the payment to the Company by the Joining Investor of thirty-five cents (US$0.35) for each Ordinary Share, totaling US$3,000,000 and warrants exercisable into 6,428,572 newly issued Ordinary Shares (the "Warrant Shares") for an exercise price of US$0.40 per each Warrant Share.

4.
On the date which is not later than ninety (90) days following the Closing, the Joining Investor shall pay to the Company its proportional share of the 2nd Installment of the Purchase Price as set next to its name on Schedule A-1, by way of a bank transfer to the Company's account, pursuant to wiring instructions given in writing by the Company prior thereto, and the Escrow Agent shall release to the Joining Investor the appropriate portion of the Escrow Securities.

5.
On the first anniversary of the Closing, the Joining Investor shall pay to the Company its proportional share of the 3rd Installment of the Purchase Price as set next to its name on Schedule A-1, by way of instructing a bank transfer to the Company's account, pursuant to wiring instructions given in writing by the Company prior thereto, and the Escrow Agent shall release to the Joining Investor the appropriate portion of the Escrow Securities.

6.	Schedule A-1 attached hereto will replace Schedule A of the Purchase Agreement

7.
The Company acknowledges and confirms that the Existing Investors’ rights under the Registration Rights Agreement shall remain in full force and effect also with respect the shares acquired by the Joining Investor. The Joining Investor shall also be subject to and entitled to the indemnities provided in Section 7 of the Registration Rights Agreement, with respect to a registration statement, which includes such Joining Investor’s shares.

Miscellaneous

8.
This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to be a duplicate original, but all of which taken together shall constitute one and the same agreement.

[Signature Page To Follow]

Joinder Agreement - Execution Copy

[Signature Page]

In Witness Whereof, the parties have signed this Agreement as of the date first written hereinabove.

NUR Macroprinters Ltd. By: /s/ Oded Akselrod Name: Oded Akselrod Title: Director By: /s/ David Amir Name: David Amir Title: President and Chief Executive Officer	Kanir Joint Investments (2005) Limited Partnership, by Kanir Investments Ltd., its general partner By: /s/ Ran Fridrich & Menahem Raphael Name: Ran Fridrich & Menahem Raphael Title: Directors

Fortissimo Capital Fund GP LP. by Fortissimo Capital (GP) Management Fund Ltd, its general partner By: /s/ Yuval Cohen Name: Yuval Cohen Title: Director
Fortissimo Capital Fund, LP By: /s/ Yuval Cohen Name: Yuval Cohen Title: Director
Fortissimo Capital Fund (Israel), LP By: /s/ Yuval Cohen Name: Yuval Cohen Title: Director
Fortissimo Capital Fund (Israel-DP), LP By: /s/ Yuval Cohen Name: Yuval Cohen Title: Director